UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2007

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
      (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
      (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On October 29, 2007, EOG Resources, Inc. issued a press release announcing third quarter 2007 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1   Press Release of EOG Resources, Inc. dated October 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: October 29, 2007   By: /s/ TIMOTHY K. DRIGGERS
                                         Timothy K. Driggers
                                         Vice President and Chief Financial Officer
                                         (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated October 29, 2007

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS THIRD QUARTER 2007 RESULTS

- **Extends North Dakota Bakken Crude Oil Play**
- **Continues Positive Results from Barnett Shale With Increased 2007 Exit Rate**
- **Sets Target for 2008 Total Company Organic Production Growth of 13 to 17 Percent**
- **Projects 33 Percent Total Company Crude Oil and Condensate Production Growth for 2008**

FOR IMMEDIATE RELEASE: Monday, October 29, 2007

HOUSTON – EOG Resources, Inc. (EOG) today reported third quarter 2007 net income available to common of $202.4 million, or $0.82 per share. This compares to third quarter 2006 net income available to common of $297.3 million, or $1.21 per share.

The results for the third quarter 2007 included a previously disclosed $43.6 million ($28.1 million after tax, or $0.11 per share) net gain on the mark-to-market of financial commodity transactions. During the quarter, the net cash realized related to financial commodity contracts was $33.3 million ($21.4 million after tax, or $0.08 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $195.7 million, or $0.79 per share. Adjusted non-GAAP net income available to common for the third quarter 2006 was $276.9 million, or $1.12 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

Energy   **Opportunity**   **Growth**

Operational Highlights

In the United States, EOG's total crude oil and condensate production increased 23 percent compared to the same quarter a year ago, driven by continued drilling success in North Dakota and the Mid Continent.

In Mountrail County, North Dakota, EOG has reported successful drilling from the Bakken Formation. The Wenco #1-30H, in which EOG has a 52 percent working interest, was completed to sales at the end of September at an initial production rate of 1,930 barrels of oil per day (Bopd), gross. Also in Mountrail County, the Austin #1-02H was completed to sales in October at an initial production rate of 2,000 Bopd. EOG has a 100 percent working interest in the well, which is located nine miles north of existing production. This is the northernmost location that EOG has drilled to date. To further confirm the northern extension of the field, following completion of the Austin #1-02H, EOG drilled an offset well, the Austin #2-03H that will be completed in November. Based on shows during drilling, EOG expects the well to produce at a rate similar to that of the Austin #1-02H. EOG has an 81 percent working interest in the Austin #2-03H. In the North Dakota Bakken Play, where it has accumulated over 175,000 net acres, EOG plans to increase drilling activity from six to eight rigs in early 2008.

"The results from the two Austin wells have given us the confidence to increase estimated reserves in the Bakken Play from the previously announced 60 million barrels of oil to approximately 80 million barrels, net to EOG. By extending the perimeter of the field, we have also increased our inventory of firm drilling locations. Therefore, we expect this area to have a significant impact on EOG's oil production in 2008 and beyond. The Bakken is currently the highest rate of return play in our drilling program," said Mark G. Papa, Chairman and Chief Executive Officer.

EOG's natural gas and natural gas liquids production in the United States increased 19 percent versus the same quarter in 2006, with the largest increase coming from the Fort Worth Basin Barnett Shale. In Johnson County, refinements in well completion processes are resulting in higher well production rates. Reflecting a more efficient drilling program and improved well results, overall natural gas production from the Barnett Shale has exceeded internal estimates. Therefore, EOG is increasing its net year-end exit rate from the Barnett Shale from 300 to approximately 350 million cubic feet per day.

Outside of the Barnett Shale, EOG's total production in the United States and Canada increased approximately 6 percent for the first nine months of 2007 as compared to the same period a year ago. Increases were driven by East Texas and Rocky Mountain natural gas activity and crude oil production in North Dakota.

2008 Operational Plans and Targets

EOG announced 2008 total company production growth targets, ranging from 13 to 17 percent, depending upon drilling economics and North American natural gas prices. Production growth next year will be driven by United States operations, particularly the Fort Worth Basin Barnett Shale natural gas and the North Dakota Bakken crude oil plays, both very high rate of return programs. Production from Canada, Trinidad and the United Kingdom North Sea in 2008 is expected to be relatively flat with 2007 production levels.

"While the economics of onshore drilling in North America remain strong, EOG is approaching its 2008 natural gas drilling and capital expenditure program with a measure of caution based on the uncertainty of natural gas pricing," said Papa. "We have set two alternate production growth targets, one more aggressive than the other. Our initial case assumes a more robust natural gas price environment with Henry Hub gas prices averaging $8 or higher. In this scenario, we are targeting 17 percent total company production growth. However, after the first quarter, if it appears that the industry is in a $7 natural gas price environment for the year, we will reset the total company production growth target to 13 percent. In either case, we expect total company crude oil and condensate production to increase 33 percent in 2008 over 2007.

"In anticipation of our 2008 activity level and our robust prospect inventory, we are enthusiastic about achieving EOG's double-digit organic growth targets even taking into consideration that we plan to divest our Appalachian shallow assets during the first quarter. In either gas price environment, our goal is the same – to pursue a high rate of return drilling program while maintaining flat net debt year over year," said Papa.

Conference Call Scheduled for October 30, 2007

EOG's third quarter 2007 results conference call will be available via live audio webcast at 9 a.m. Central Daylight Time (10 a.m. Eastern Daylight Time) Tuesday, October 30, 2007. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Tuesday, November 13, 2007.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2006, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Net Operating Revenues	$ 990.5	$ 968.7	$ 2,940.0	$ 2,981.2
Net Income Available to Common	$ 202.4	$ 297.3	$ 725.2	$ 1,051.7
Net Income Per Share Available to Common				
Basic	$ 0.83	$ 1.23	$ 2.98	$ 4.35
Diluted	$ 0.82	$ 1.21	$ 2.93	$ 4.28
Average Number of Common Shares				
Basic	243.5	241.9	243.1	241.5
Diluted	247.4	246.1	247.3	246.0

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Net Operating Revenues				
Wellhead Natural Gas	$ 684,292	$ 661,920	$ 2,210,390	$ 2,093,950
Wellhead Crude Oil, Condensate and Natural Gas Liquids	258,273	200,724	651,833	570,478
Gains on Mark-to-Market Commodity Derivative Contracts	43,591	104,696	47,893	302,742
Other, Net	4,307	1,386	29,871	13,999
Total	990,463	968,726	2,939,987	2,981,169
Operating Expenses				
Lease and Well	120,091	93,693	347,604	268,464
Transportation Costs	44,213	26,632	123,552	80,641
Exploration Costs	38,840	35,174	106,440	109,879
Dry Hole Costs	46,046	16,356	74,672	41,750
Impairments	42,014	22,106	86,860	67,559
Depreciation, Depletion and Amortization	279,189	216,071	783,311	586,651
General and Administrative	48,101	42,362	139,163	117,260
Taxes Other Than Income	47,111	54,066	149,806	154,618
Total	665,605	506,460	1,811,408	1,426,822
Operating Income	324,858	462,266	1,128,579	1,554,347
Other Income, Net	6,311	13,832	22,236	41,413
Income Before Interest Expense and Income Taxes	331,169	476,098	1,150,815	1,595,760
Interest Expense, Net	12,571	10,102	31,027	35,639
Income Before Income Taxes	318,598	465,996	1,119,788	1,560,121
Income Tax Provision	114,595	166,860	391,065	502,861
Net Income	204,003	299,136	728,723	1,057,260
Preferred Stock Dividends	1,637	1,858	3,502	5,574
Net Income Available to Common	$ 202,366	$ 297,278	$ 725,221	$ 1,051,686

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcfd)				
United States	997	837	958	791
Canada	216	224	223	226
United States & Canada	1,213	1,061	1,181	1,017
Trinidad	262	255	255	267
United Kingdom	22	28	25	29
Total	1,497	1,344	1,461	1,313
Average Natural Gas Prices ($/Mcf)				
United States	$ 5.56	$ 6.21	$ 6.24	$ 6.74
Canada	5.49	5.65	6.22	6.60
United States & Canada Composite	5.55	6.09	6.24	6.71
Trinidad	2.20	2.21	2.35	2.28
United Kingdom	5.89	6.09	5.29	8.27
Composite	4.97	5.35	5.54	5.84
Crude Oil and Condensate Volumes (MBbld)				
United States	25.3	20.6	23.6	20.4
Canada	2.4	2.6	2.4	2.5
United States & Canada	27.7	23.2	26.0	22.9
Trinidad	4.2	4.4	4.2	4.9
United Kingdom	0.1	0.1	0.1	0.1
Total	32.0	27.7	30.3	27.9
Average Crude Oil and Condensate Prices ($/Bbl)				
United States	$ 70.86	$ 67.35	$ 62.52	$ 65.00
Canada	69.99	63.87	60.54	59.42
United States & Canada Composite	70.78	66.96	62.33	64.35
Trinidad	67.03	74.26	67.22	66.50
United Kingdom	66.96	59.09	61.57	60.49
Composite	70.27	67.68	63.01	64.68
Natural Gas Liquids Volumes (MBbld)				
United States	10.8	8.8	10.3	8.4
Canada	0.9	0.7	1.0	0.7
Total	11.7	9.5	11.3	9.1
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 47.94	$ 44.33	$ 43.73	$ 41.10
Canada	46.71	52.21	41.52	47.15
Composite	47.84	44.89	43.52	41.55
Natural Gas Equivalent Volumes (MMcfed)				
United States	1,213	1,015	1,161	964
Canada	236	243	244	245
United States & Canada	1,449	1,258	1,405	1,209
Trinidad	288	281	280	296
United Kingdom	22	29	25	30
Total	1,759	1,568	1,710	1,535
Total Bcfe	161.9	144.2	466.8	419.1

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	September 30, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 301,944	$ 218,255
Accounts Receivable, Net	678,762	754,134
Inventories	109,838	113,591
Assets from Price Risk Management Activities	68,354	130,612
Income Taxes Receivable	92,569	94,311
Other	58,758	39,177
Total	1,310,225	1,350,080
Oil and Gas Properties (Successful Efforts Method)	16,955,361	13,893,851
Less: Accumulated Depreciation, Depletion and Amortization	(6,921,155)	(5,949,804)
Net Oil and Gas Properties	10,034,206	7,944,047
Other Assets	123,276	108,033
Total Assets	$ 11,467,707	$ 9,402,160
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 964,515	$ 896,572
Accrued Taxes Payable	102,518	130,984
Dividends Payable	22,095	14,718
Deferred Income Taxes	84,499	144,615
Current Portion of Long-Term Debt	98,442	-
Other	69,484	68,123
Total	1,341,553	1,255,012
Long-Term Debt	1,185,000	733,442
Other Liabilities	353,331	300,907
Deferred Income Taxes	1,960,675	1,513,128
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, Cumulative, $1,000 Liquidation Preference Per Share,		
43,260 Shares Outstanding at September 30, 2007 and		
53,260 Shares Outstanding at December 31, 2006	43,035	52,887
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and		
249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	186,256	129,986
Accumulated Other Comprehensive Income	450,500	176,704
Retained Earnings	5,820,884	5,151,034
Common Stock Held in Treasury, 3,647,754 Shares at		
September 30, 2007 and 5,724,959 Shares at December 31, 2006	(76,022)	(113,435)
Total Shareholders' Equity	6,627,148	5,599,671
Total Liabilities and Shareholders' Equity	$ 11,467,707	$ 9,402,160

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Nine Months Ended September 30,	
	2007	2006
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 728,723	$ 1,057,260
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	783,311	586,651
Impairments	86,860	67,559
Stock-Based Compensation Expenses	46,732	38,407
Deferred Income Taxes	328,005	258,465
Other, Net	(21,080)	(19,271)
Dry Hole Costs	74,672	41,750
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(47,893)	(302,742)
Realized Gains	99,188	166,892
Other, Net	20,778	17,849
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	78,283	110,517
Inventories	4,232	(54,021)
Accounts Payable	42,830	104,592
Accrued Taxes Payable	(22,834)	(49,083)
Other Assets	(7,780)	27,623
Other Liabilities	(3,765)	(6,904)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(44,314)	(65,996)
Net Cash Provided by Operating Activities	2,145,948	1,979,548
Investing Cash Flows		
Additions to Oil and Gas Properties	(2,641,871)	(1,953,209)
Proceeds from Sales of Assets	43,972	15,655
Changes in Components of Working Capital Associated with		
Investing Activities	44,325	66,054
Other, Net	(38,997)	(20,474)
Net Cash Used in Investing Activities	(2,592,571)	(1,891,974)
Financing Cash Flows		
Net Commercial Paper and Revolving Credit Facility Borrowings	10,000	-
Long-Term Debt Borrowings	600,000	37,000
Long-Term Debt Repayments	(60,000)	(192,550)
Dividends Paid	(61,253)	(44,015)
Excess Tax Benefits from Stock-Based Compensation	17,422	27,139
Preferred Stock Redemptions	(10,641)	-
Proceeds from Stock Options Exercised and Employee Stock Purchase Plans	32,747	29,284
Debt Issuance Costs	(4,752)	-
Other, Net	(11)	(448)
Net Cash Provided by (Used in) Financing Activities	523,512	(143,590)
Effect of Exchange Rate Changes on Cash	6,800	8,136
Increase / (Decrease) in Cash and Cash Equivalents	83,689	(47,880)
Cash and Cash Equivalents at Beginning of Period	218,255	643,811
Cash and Cash Equivalents at End of Period	$ 301,944	$ 595,931

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and nine-month periods ended September 30 reported Net Income Available to Common (GAAP) to reflect actual cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market gains from these transactions, to add the one-time tax expense related to Texas (US) franchise tax law revision in the second quarter of 2006 and to eliminate tax benefits related to the Alberta (Canada) provincial tax rate reduction and Canadian federal tax rate reduction in the second quarter of 2006. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

| | Quarter Ended September 30, | | Nine Months Ended September 30, | |
	2007	2006	2007	2006
Reported Net Income Available to Common (GAAP)	$ 202,366	$ 297,278	$ 725,221	$ 1,051,686
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(43,591)	(104,696)	(47,893)	(302,742)
Realized Gains	33,308	72,978	99,188	166,892
Subtotal	(10,283)	(31,718)	51,295	(135,850)
After Tax MTM Impact	(6,617)	(20,411)	33,008	(87,419)
Add: Tax Expense Related to Texas (US) Franchise Tax Law Revision	-	-	-	5,221
Less: Tax Benefit Related to Alberta (Canada) Provincial Tax Rate Reduction	-	-	-	(13,449)
Less: Tax Benefit Related to Canadian Federal Tax Rate Reduction	-	-	-	(18,593)
Adjusted Net Income Available to Common (Non-GAAP)	$ 195,749	$ 276,867	$ 758,229	$ 937,446
Adjusted Net Income Per Share Available to Common (Non-GAAP)				
Basic	$ 0.80	$ 1.14	$ 3.12	$ 3.88
Diluted	$ 0.79	$ 1.12	$ 3.07	$ 3.81
Average Number of Common Shares				
Basic	243,486	241,911	243,140	241,550
Diluted	247,425	246,136	247,275	245,990

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and nine-month periods ended September 30 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital, Other Assets and Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Net Cash Provided by Operating Activities (GAAP)	$ 724,260	$ 603,116	$ 2,145,948	$ 1,979,548
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	35,268	30,853	96,842	101,513
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	(57,549)	58,833	(78,283)	(110,517)
Inventories	(6,708)	18,955	(4,232)	54,021
Accounts Payable	(28,179)	(109,817)	(42,830)	(104,592)
Accrued Taxes Payable	49,025	37,613	22,834	49,083
Other Assets	3,097	537	7,780	(27,623)
Other Liabilities	(16,655)	(18,518)	3,765	6,904
Changes in Components of Working Capital Associated with Investing and Financing Activities	23,843	56,288	44,314	65,996
Preferred Stock Dividends	(1,637)	(1,858)	(3,502)	(5,574)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 724,765	$ 676,002	$ 2,192,636	$ 2,008,759